UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

K-Tron International, Inc.
(Name of Issuer)
Common Stock, par value $.01 per share
(Title of Class of Securities)
482730108
(CUSIP Number)
Joanne R. Soslow, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
April 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Edward B. Cloues, II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		None

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (See Instructions)

IN

Item 1. Security and Issuer.
     This statement relates to the common stock, $.01 par value (the “Common Stock”), of K-Tron International, Inc., a New Jersey corporation (the “Issuer”). The principal executive office of the Issuer is located at Routes 55 & 553, Pitman, New Jersey 08071-0888.
Item 2. Identity and Background.
     (a) This statement is being filed by Edward B. Cloues, II (the “Filing Person”).
     (b) The principal business address of the Filing Person is c/o K-Tron International, Inc., Routes 55 & 553, Pitman, New Jersey 08071-0888. Prior to the Merger (as defined below), the Filing Person’s principal occupation was as the Chairman and Chief Executive Officer of the Issuer. Following the Merger (as defined below), the Filing Person became a director of Hillenbrand, Inc., an Indiana corporation and the sole shareholder of the Issuer (“Hillenbrand”), and continued in his positions as a director and non-executive Chairman of the Board of AMREP Corporation and a director of Penn Virginia Corporation and of Penn Virginia Resource GP, LLC, the general partner of Penn Virginia Resource Partners, L.P. During the last five years, the Filing Person has not been convicted in a criminal proceeding.
     (c) During the last five years, the Filing Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
     (d) The Filing Person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration.
     Not applicable.
Item 4. Purpose of Transaction.
     On April 1, 2010, pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 8, 2010, by and between the Issuer, Hillenbrand and Krusher Acquisition Corp., a New Jersey corporation and a direct, wholly owned subsidiary of Hillenbrand (“Merger Sub”), Merger Sub merged with and into the Issuer (the “Merger”), the separate corporate existence of Merger Sub ceased and the Issuer, as the surviving corporation of the Merger, became a wholly owned subsidiary of Hillenbrand.
     At the effective time of the Merger:
•	each share of Common Stock issued and outstanding immediately prior to the effective time of the Merger was converted into the right to receive $150.00 in cash (without interest and less any required withholding tax);

•	each share of the Issuer’s unvested restricted Common Stock issued and outstanding immediately prior to the effective time of the Merger became fully vested and was converted into the right to receive $150.00 (without interest and less any required withholding tax);

•	each stock option issued and outstanding immediately prior to the effective time of the Merger, whether vested or unvested, was cancelled and exchanged for a cash payment equal to the excess of $150.00 (without interest and less any required withholding tax) per underlying share of Common Stock over the per share exercise price of the option; and

•	each Restricted Stock Unit award issued and outstanding immediately prior to the effective time of the Merger vested and was canceled in exchange for a cash payment of $150.00 (without interest and less any required withholding tax) per underlying share of Common Stock.
     At the effective time of the Merger, the Issuer’s certificate of incorporation was amended and restated substantially as was set forth in Exhibit C to the Merger Agreement, and the by-laws of Merger Sub became the by-laws of the Issuer, except all references to Merger Sub’s name were replaced with references to K-Tron International, Inc. The amended and restated certificate of incorporation and by-laws of the Issuer are listed as Exhibits 3.1 and 3.2 hereto, respectively, and are incorporated by reference to Exhibits 3.1 and 3.2, respectively, of the Issuer’s Current Report on Form 8-K filed with the SEC on April 5, 2010 (the “April 5 Form 8-K”).
     Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (i) each member of the board of directors of the Issuer ceased to hold such position and (ii) the Filing Person resigned as the Chairman and Chief Executive Officer of the Issuer and resigned from each other position held with the Issuer and each of its subsidiaries.
     Shares of the Issuer’s Common Stock ceased trading on the Nasdaq Global Select Market (“Nasdaq”) after the closing of the market on April 1, 2010. Following the effective time of the Merger, Nasdaq filed a Form 25 with the Securities and Exchange Commission (the “SEC”) to delist the Common Stock.
     The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. The Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on January 12, 2010 (the “January 12 Form 8-K”).
Item 5. Interest in Securities of the Issuer.
     (a) As a result of the Merger, the Filing Person does not beneficially own, nor may he be deemed to beneficially own, any shares of Common Stock.
     (b) See line items 7 through 10 of the cover sheet to this Amendment No. 5 to Schedule 13D.
     (c) The following sets forth the transactions in Common Stock by the Filing Person during the 60 days preceding the date hereof:

•	On March 23, 2010, the Filing Person transferred 100 shares of Common Stock as a gift to Upper Dublin Lutheran Church.

•	On April 1, 2010, at the effective time of the Merger, in connection with the consummation of the Merger and pursuant to the terms of the Merger Agreement:
•	204,187 shares of Common Stock held by the Filing Person were automatically converted into the right to receive $150.00 per share (without interest);

•	9,000 shares of unvested restricted Common Stock held by the Filing Person fully vested and were converted into the right to receive $150.00 per share (without interest);

•	an exercisable stock option to purchase 10,000 shares of Common Stock held by the Filing Person was canceled in exchange for a cash payment of $1,378,000, representing the excess of $150.00 (without interest) per underlying share of Common Stock over the $12.20 per share exercise price of the stock option; and

•	2,000 Restricted Common Stock Units held by the Filing Person were canceled in exchange for a cash payment of $150.00 (without interest) per underlying share of Common Stock.
     (d) Not applicable.
     (e) On April 1, 2010, the Filing Person ceased to be the beneficial owner of more than five percent of shares of Common Stock.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
None.
Item 7. Material to be Filed as Exhibits.
2.1	Agreement and Plan of Merger, dated as of January 8, 2010, by and among Hillenbrand, Merger Sub and the Issuer (Filed as Exhibit 2.1 to the January 12 Form 8-K and incorporated herein by reference)

3.1	Amended and Restated Certificate of Incorporation of the Issuer, effective as of April 1, 2010 (Filed as Exhibit 3.1 to the April 5 Form 8-K and incorporated herein by reference)

3.2	By-Laws of the Issuer, effective as of April 1, 2010 (Filed as Exhibit 3.2 to the April 5 Form 8-K and incorporated herein by reference)
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 8, 2010
(Date)

/s/ EDWARD B. CLOUES, II
(Signature)

Edward B. Cloues, II
(Name and Title)